ZI CORPORATION PROVIDES FINANCIAL UPDATES

Zi Obtains Access to Restricted Cash in China

CALGARY, AB, April 10, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) (the “Company” or “Zi”), a leading provider of intelligent interface solutions, today provided updates on the following financial matters:

Restricted Cash

On April 7, 2008, Zi successfully transferred $2.1 million in cash held in Zi’s subsidiary in China to the Company.  The $2.1 million cash is part of the $2.7 million reported in the Company’s audited financial statements as Restricted Cash as of December 31, 2007. The transfer of this cash resulted from the implementation of an inter-company royalty program which was developed in order to provide an ongoing mechanism to make all cash balances of the Company fully available to fund the day-to-day operations of Zi globally, while at the same time complying with international transfer pricing rules and regulations. Zi officials worked closely with Chinese government regulators to bring about the successful completion of the inter-company royalty plan and cash transfer. This cash was previously identified in Zi’s financial disclosures as cash not fully available to fund operations outside of China. The portion of the $2.7 million that was not transferred was partially used to pay required taxes to effect the transfer and the remainder was left in Zi’s Chinese subsidiary for working capital purposes.

Commenting on the issue, Blair Mullin, Chief Financial Officer of Zi Corporation, stated, “As part of our continued focus on improving our overall operational and financial performance, we have been pursuing a solution to allow the transfer of the cash balances held in Zi’s Chinese subsidiary, while providing a mechanism for future transfers of revenues generated from international operations. We believe that as a result of this program, it will no longer be necessary to classify cash balances held in our Chinese subsidiary as restricted. This simplifies both our funding of day-to-day operations and our financial reporting of cash balances.  This transfer significantly improves the financial strength of Zi’s global operations as we continue to drive towards profitability and provides an ongoing mechanism to access cash accumulated in Zi’s Chinese subsidiaries, which provides the Company with more flexibility in managing its cash flows.”

Going Concern

On March 28, 2008, the Company filed with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F for the period ended December 31, 2007. As indicated in that filing, the opinion of the Company’s independent, registered public accounting firm included a going-concern qualification. The Company’s Annual Report on Form 20-F is available from the SEC’s website www.sec.gov, on the Canadian Securities Administrators’ website www.sedar.com, and the Company’s website www.zicorp.com.

This announcement is being made in compliance with Nasdaq Marketplace Rule 4350(b)(1)(B), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not change or amend the Company's 2007 financial statements or to its Annual Report on Form 20-F.

All dollar amounts referenced herein are in U.S. dollars.

About Zi Corporation:
Zi Corporation (NASDAQ: ZICA) is a leading provider of discovery and usability solutions for mobile search, input and advertising.  Zi Corporation's suite of award-winning products offer innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 different handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding the ability of Zi to avoid classifying the cash balances held in its Chinese subsidiary as restricted cash in the future due to its inter-company royalty program and Zi’s ability to access further cash from its subsidiaries in the future in connection with its inter-company royalty program. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, but not limited to: changes in international transfer pricing rules and regulations; changes to applicable taxation laws and regulations; the regulatory, business and political environment in China; the political climate and relations between the United States, Canada and China; the scope and nature of the Company’s operations in China; relations between the Company and the applicable regulatory authorities and regulators in China and other factors listed in Zi Corporation's filings with the U.S. Securities and Exchange Commission.   Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiText and eZiType are either trademarks or registered trademarks of Zi and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-245-8800	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com